UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

January 10, 2022
(Date of Report (Date of earliest event reported))

Exodus Movement, Inc.
(Exact name of registrant as specified in its charter)

Delaware	81-3548560
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

15418 Weir St. #333
Omaha, NE
(Address of principal executive offices)

(833) 992-2566
(Registrant’s telephone number, including area code)

Class A Common Stock
(Title of each class of securities issued pursuant to Regulation A)

Item 7.	Departure of Certain Officers

On January 10, 2022, Rob Fassino submitted a letter of resignation to the Board of Directors of Exodus Movement, Inc. (the “Company”).  Mr. Fassino’s resignation from his position of Chief Operating Officer will be effective January 31, 2022 and was not related to any disagreement with the Company on any matter relating to its operations, policies or practices. Mr. Fassino will remain in a consultative role with the Company over the next six to 12 months.

Item 9.	Other Events

Upon Mr. Fassino’s resignation, JP Richardson, the Company’s Chief Executive Officer and co-founder, will assume the responsibilities of Chief Operating Officer of the Company. Mr. Richardson is expected to serve in this role on an interim basis as the Company conducts a search to identify a new Chief Operating Officer.

Safe Harbor and Forward-Looking Statements

The information furnished in Form 1-U is not deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, is not subject to the liabilities of that section, and is not deemed incorporated by reference in any filing under the Securities Act of 1933, as amended.

This communication contains forward-looking statements that are based on our beliefs and assumptions and on information currently available to us. In some cases, you can identify forward-looking statements by the following words: “will,” “expect,” “would,” “intend,” “believe,” or other comparable terminology. Forward-looking statements in this document include, but are not limited to, statements about our future financial performance, our business plan, our market opportunities and beliefs and objectives for future operations. These statements involve risks, uncertainties, assumptions and other factors that may cause actual results or performance to be materially different. More information on the factors, risks and uncertainties that could cause or contribute to such differences is included in our filings with the Securities and Exchange Commission, including in the “Risk Factors” and “Management’s Discussion & Analysis” sections of our offering statement on Form 1-A. We cannot assure you that the forward-looking statements will prove to be accurate. These forward-looking statements speak only as of the date hereof. We disclaim any obligation to update these forward-looking statements.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXODUS MOVEMENT, INC.

By:	/s/ Jon Paul Richardson
Name:	Jon Paul Richardson
Title:	Chief Executive Officer

Date: January 10, 2022